Exhibit 23.2

Consent of Independent Auditors

The Board of Directors

SANYO Electric Co., Ltd.:

We consent to the use of our report dated June 23, 2010, except for Notes 3 and 25, as to which the date is December 13, 2010, with respect to the consolidated balance sheets of SANYO Electric Co., Ltd. (the Company) as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2010, included herein and to the reference to our firm under the headings “Experts” in the prospectus.

Our report dated June 23, 2010, except for Notes 3 and 25, as to which the date is December 13, 2010, contains an explanatory paragraph that states that the Company changed the depreciation method and the useful lives of certain property, plant and equipment.

/s/ KPMG AZSA LLC

KPMG AZSA LLC

Osaka, Japan

December 13, 2010